UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Marketwise, Inc.
(Name of Issuer)

Class A Common Stock, par value of $0.001
(Title of Class of Securities)

57064P107
(CUSIP Number)

Greenhaven Road Investment Management, LP 8 Sound Shore Drive, Suite 190 Greenwich, CT 06830 Attention: Scott Stewart Miller Telephone: (203) 569-8920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott Stewart Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,151,199
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
13,151,199
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,151,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenhaven Road Investment Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,151,199
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
13,151,199
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,151,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IA; PN

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MVM Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,151,199
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
13,151,199
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,151,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenhaven Road Special Opportunities Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,010,445
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,010,445
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,010,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenhaven Road Capital Fund 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,147,133
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,147,133
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,147,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenhaven Road Capital Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,993,621
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,993,621
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,993,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.8%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenhaven Road Special Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,010,445
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,010,445
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,010,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Marketwise, Inc. (the “Issuer”), with its principal executive offices located at 1125 N. Charles St., Baltimore, MD 21201.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Scott Stewart Miller, a United States citizen (“Mr. Miller”); (2) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the “Investment Manager”); (3) MVM Funds, LLC, a New York limited liability company (the “General Partner”); (4) Greenhaven Road Special Opportunities Fund GP LLC, a Delaware limited liability company (the “SOF General Partner”); (5) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership (“Fund 1”); (6) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership (“Fund 2”) and (7) Greenhaven Road Special Opportunities Fund LP, a Delaware limited partnership (the “SOF”; and, together with Fund 1 and Fund 2, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). Each Fund is a private investment vehicle. The Funds directly beneficially own the Common Stock reported in this Statement. The Investment Manager is the investment manager of the Funds. The General Partner is the general partner of Fund 1, Fund 2 and the Investment Manager. The SOF General Partner is the general partner of the SOF. Mr. Miller is the controlling person of the General Partner and the SOF General Partner. Mr. Miller, the General Partner and the Investment Manager may be deemed to beneficially own the Common Stock directly beneficially owned by the Funds. The SOF General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the SOF. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares beneficially owned directly by such Reporting Person.

The principal business of each of the Funds is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Funds. The principal business of the General Partner is acting as general partner to Fund 1 and Fund 2 and the Investment Manager; and the principal business of the SOF General Partner is acting as general partner to the SOF. Mr. Miller’s principal occupation is serving as the Managing Member of the General Partner and the SOF General Partner. The principal business address of the Reporting Persons is 8 Sound Shore Drive, Suite 190, Greenwich, CT 06830.

(d)–(e)       During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds including commissions used by the Funds in making their purchase of the shares of Common Stock owned by them are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$38,409,013

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of which they exercise beneficial ownership in the belief that the shares of Common Stock are an attractive investment. Certain of the Reporting Persons, including Mr. Miller, have had and may, in the future, continue to have discussions with the Issuer’s management and members of the board of directors of the Issuer regarding the Issuer’s business, strategies and certain operational issues. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5. Interest in Securities of the Issuer.

(a)           As of August 20, 2021 and August 30, 2021 (the filing date of this Statement), the Reporting Persons beneficially own:

(i)	Fund 1 directly owns 1,065,300 shares of Common Stock and 4,081,833 Warrants (as defined below), representing 16.0% of all of the outstanding shares of Common Stock.

(ii)	Fund 2 directly owns 1,434,700 shares of Common Stock and 5,558,921 Warrants, representing 20.8% of all of the outstanding shares of Common Stock.

(iii)	The SOF directly owns 1,010,445 Warrants, representing 3.5% of all of the outstanding shares of Common Stock.

(iv)	The Investment Manager, as the investment manager of the Funds may be deemed to beneficially own 2,500,000 shares of Common Stock and 10,651,199 Warrants, representing 34.0% of all of the outstanding shares of Common Stock.

(v)	The General Partner, as the general partner of Fund 1, Fund 2 and the Investment Manager, may be deemed to beneficially own the 2,500,000 shares of Common Stock and the 10,651,199 Warrants held by the Funds, representing 34.0% of all of the outstanding shares of Common Stock.

(vi)	The SOF General Partner, as the general partner of the SOF, may be deemed to beneficially own the 1,010,445 Warrants held by the SOF, representing 3.5% of all of the outstanding shares of Common Stock.

(vii)	Mr. Miller, as the Managing Member of the General Partner, may be deemed to beneficially own the 2,500,000 shares of Common Stock and the 10,651,199 Warrants beneficially owned by the Funds, representing 34.0% of all of the outstanding shares of Common Stock.

(viii)	Collectively, the Reporting Persons beneficially own 2,500,000 shares of Common Stock and 10,651,199 Warrants, representing 34.0% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly by such Reporting Person.

The foregoing percentages set forth in this response are based on the 28,003,096 shares of Common Stock outstanding as of July 21, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on July 27, 2021.

(b)           The Funds have, and each of the Investment Manager, the General Partner and Mr. Miller may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of the 13,151,199 shares of Common Stock reported herein. The SOF General Partner may be deemed to have the power to vote or direct the vote of and to dispose or direct the disposition of 1,010,445 shares of Common Stock reported herein.

(c)           The following Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock during the last sixty (60) days:

Greenhaven Road Capital Fund 1, L.P.

Transaction Date	Number of Shares	Price per Share	Type of Transaction
July 21, 2021	1,065,300	$10.00	Private placement from issuer

Greenhaven Road Capital Fund 2, L.P.

Transaction Date	Number of Shares	Price per Share	Type of Transaction
July 21, 2021	1,434,700	$10.00	Private placement from issuer

Greenhaven Road Special Opportunities Fund LP

Transaction Date	Number of Shares[1]	Price per Share	Type of Transaction
July 23, 2021	32,330	$1.50	Exchange listed purchase
July 8, 2021	21,784	$1.46	Exchange listed purchase
July 15, 2021	100,000	$1.54	Exchange listed purchase
July 19, 2021	100,000	$1.42	Exchange listed purchase
July 21, 2021	100,000	$1.50	Exchange listed purchase
July 21, 2021	50,000	$1.50	Exchange listed purchase
July 27, 2021	50,000	$1.70	Exchange listed purchase
July 27, 2021	100,000	$1.70	Exchange listed purchase
July 29, 2021	67,964	$1.70	Exchange listed purchase
August 3, 2021	50,000	$1.61	Exchange listed purchase

Other than the foregoing, no transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

1 All purchases by this Reporting Person were for warrants to purchase Common Stock (“Warrants”), which became exercisable within 60 days as of August 20, 2021. Prior to July 21, 2021, the Warrants purchased were warrants (“Ascendant Warrants”) issued by Ascendant Digital Acquisition Corp.(“Ascendant”) in connection with its initial public offering on July 28, 2020 as a special purpose acquisition corporation and the listing of its shares of common stock, warrants to purchase common stock and units on the New York Stock Exchange. In connection with the consummation of Ascendant’s business combination on July 21, 2021, the Ascendant Warrants were exchanged for the Warrants of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Warrants reported herein are subject to the terms of a Warrant Agreement, dated July 23, 2020, by and between Ascendant Digital Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Warrant Agreement, dated July 23, 2020, by and between Ascendant Digital Acquisition Corp. (“Ascendant”) and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit No. 4.1 of Item 9.01 of the Current Report on Form 8-K of Ascendant filed with the Commission on July 23, 2020)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: August 30, 2021

Scott Stewart Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

Greenhaven Road Special Opportunities Fund LP

Greenhaven Road Special Opportunities Fund GP LLC

By:	/s/ Scott Stewart Miller
Scott Stewart Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of Fund 1 and Fund 2 and the Investment Manager) and the SOF General Partner (for itself and on behalf of the SOF)

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Warrant Agreement, dated July 23, 2020, by and between Ascendant Digital Acquisition Corp. (“Ascendant”) and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit No. 4.1 of Item 9.01 of the Current Report on Form 8-K of Ascendant filed with the Commission on July 23, 2020)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Marketwise, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated:	August 30, 2021

Scott Stewart Miller
Greenhaven Road Investment Management, LP
MVM Funds, LLC
Greenhaven Road Capital Fund 1, L.P.
Greenhaven Road Capital Fund 2, L.P.
Greenhaven Road Special Opportunities Fund LP
Greenhaven Road Special Opportunities Fund GP LLC

By:	/s/ Scott Stewart Miller
Scott Stewart Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of Fund 1 and Fund 2 and the Investment Manager) and the SOF General Partner (for itself and on behalf of the SOF)